June 16, 2009

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Mr. Daniel Morris

Attorney-Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	News Corporation
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed August 13, 2008
File No. 001-32352
Definitive Proxy Statement on Schedule 14A
Filed August 19, 2008
File No. 001-32352

Dear Mr. Morris:

On behalf of News Corporation (the “Company”), set forth below are responses of the Company to the Staff’s letter of comment, dated June 12, 2009, relating to the Company’s definitive proxy statement filed with the Securities and Exchange Commission (“Commission”) on August 19, 2008. For your convenience, we have repeated and numbered each paragraph below to correspond to the numbered comments set forth in the Staff’s comment letter.

Schedule 14A

1. We note the form of letter agreement, filed with your correspondence to the staff dated May 27, 2009, that would preclude Mr. DeVoe from receiving any equity awards or grants based upon the achievement of pre-determined business unit targets pursuant to the program discussed in your previous correspondence to the staff dated January 12, 2009, February 17, 2009 and March 6, 2009 (the “matching award program”). We note, further, that you expect this letter agreement will be finalized prior to the distribution of those equity awards or

News Corporation

June 16, 2009

grants for the fiscal year ending June 30, 2009. Please confirm that if the letter agreement is not signed, you will disclose the targets. Your response to our prior comment 1 appears to be qualified by whether Mr. DeVoe receives an equity award or grant under the matching award program for the fiscal year ending June 30, 2009.

We hereby confirm that if the proposed letter agreement to be entered into between the Company and Mr. DeVoe is not signed, the Company will disclose the business unit-focused performance targets.

2. Please confirm if the letter agreement is executed by the parties, you will provide us with a copy of that finalized letter agreement between News Corporation and Mr. DeVoe precluding him from receiving equity awards or grants based upon the matching award program.

If the proposed letter agreement to be entered into between the Company and Mr. DeVoe is executed by the parties, the Company will file with the Commission a copy of the finalized letter agreement pursuant to the disclosure requirements of Item 5.02(e) on Form 8-K. For the Staff’s convenience, the Company will also provide a copy of the finalized letter agreement to the Staff.

3. We note that the form of letter agreement applies only to awards or grants of restricted shares for the fiscal year ended June 30, 2009. Please tell us whether you intend to reinstate the matching award program, or a similar program, in subsequent fiscal periods. If so, please confirm that you will disclose in future filings the performance targets related to any such program to the extent achievement of the targets would affect the compensation payable to your named executive officers.

The form of letter agreement pertains only to awards for the fiscal year ending June 30, 2009 because the term of Mr. DeVoe’s employment agreement expires in November 2009. The Company confirms that if it makes future grants pursuant to the Non-NEO Equity Award Program to named executive officers, or a similar program, in subsequent fiscal years, the Company will disclose in future filings the performance targets related to any such program to the extent achievement of the targets would be material to the understanding of the compensation payable to the Company’s named executive officers.

* * * * * * * *

Should you have any other questions, please do not hesitate to contact the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan & Hartson LLP

[Letterhead of News Corporation]

June 16, 2009

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Mr. Daniel Morris

Attorney-Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	News Corporation
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed August 13, 2008
File No. 001-32352
Definitive Proxy Statement on Schedule 14A
Filed August 19, 2008
File No. 001-32352

Dear Mr. Morris:

In connection with responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in a letter dated June 12, 2009 with respect to the above-referenced Form 10-K for the fiscal year ended June 30, 2008 and definitive proxy statement on Schedule 14A, News Corporation (the “Company”) hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact the undersigned at (212) 852-7724.

Sincerely,

/s/ Janet Nova
Janet Nova
Senior Vice President and
Deputy General Counsel
News Corporation